Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces $15 Million Registered Direct Offering and $10 Million Concurrent Private Placement

BEIJING, CHINA – October 2, 2023 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and internet of things technology development services in China and other countries, today announced that it has entered into a securities purchase agreement, dated as of September 29, 2023, with certain purchasers, for the sale of an aggregate of 15,000,000 common shares, par value US$0.01 per share, of the Company (the “Shares”), at a purchase price of US$1.00 per share, for an aggregate purchase price of US$15,000,000, in a registered direct offering (the “Offering”). These Shares are offered by means of the Company’s registration statement on Form F-3 (File No. 333-267101), which was initially filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2022, as amended and declared effective on December 9, 2022, the accompanying base prospectus, dated December 6, 2022, and a prospectus supplement, which the Company expects to file with the SEC on or about October 3, 2023. Electronic copies of the prospectus supplement, when available, and the accompanying base prospectus may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by contacting Angela Hu, at the Company, using her contact information at the end of this press release.

Concurrent with the Offering, the Company also entered into certain separate securities purchase agreements, dated as of September 29 2023, with several non-U.S. purchasers, in connection with the sale of an aggregate of 10,000,000 Shares (the “Private Placement Shares”), at a purchase price of US$1.00 per share, for an aggregate purchase price of US$10,000,000 (the “Concurrent Private Placement”). The sale of the Private Placement Shares under the Concurrent Private Placement is in reliance upon Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).

The closing of the sales under both the Offering and Concurrent Private Placement is expected to occur on or about October 3, 2023, subject to the satisfaction of customary closing conditions. The Concurrent Private Placement is not conditioned on the closing of the Offering but is subject to customary closing conditions. The Company intends to use the net proceeds from the Offering and the Concurrent Private Placement to fund the growth of its business in China or other global regions, acquisition or investment in technologies, products and/businesses, and for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The Private Placement Shares have not been registered under the Securities Act, or any state or other applicable jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo, through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements include, among others, statements regarding the completion of the Offering and the Concurrent Private Placement, the anticipated proceeds from the Offering and the Concurrent Private Placement and the use of such proceeds. Our actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the SEC discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc